UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                 FORM U-9C-3



                               QUARTERLY REPORT



                     For the quarter ended March 31, 2000

       Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                 Act of 1935







                          ALLIANT ENERGY CORPORATION

                          222 West Washington Avenue

                           Madison, Wisconsin 53703

                                 608-252-3311

                          ALLIANT ENERGY CORPORATION

                                 FORM U-9C-3

                     For the Quarter Ended March 31, 2000




                                   CONTENTS

                                                                          Page
                                                                          ----

CONTENTS                                                                   2

ITEM 1 - Organization Chart                                                3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions    3

ITEM 3 - Associate Transactions                                            4

ITEM 4 - Summary of Aggregate Investment                                   5

ITEM 5 - Other Investments                                                 5

ITEM 6 - Financial Statements and Exhibits                                 6

SIGNATURES                                                                 7

EXHIBIT A                                                                  8

                                      -2-
ITEM 1 - ORGANIZATION CHART

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Percentage
                 Name of                  Energy- or                                 of Voting
                Reporting                Gas-Related     Date of        State of     Securities              Nature of
                 Company                   Company    Organization    Organization      Held                 Business
-----------------------------------------------------------------------------------------------------------------------------------

Alliant South Texas Pipeline L.P. (a)       Energy       4/20/99         Texas          90%      (ix) Fuel transportation
                                                                                                    facilities services
Industrial Energy Applications, Inc. (b)    Energy        2/2/62          Iowa          100%     (i) Energy management services
ReGENco LLC (c)                             Energy       4/19/99       Wisconsin        30%      (vii) Integrated turbine and
                                                                                                    generator services
Schedin & Associates, Inc. (d)              Energy       6/22/82       Minnesota        100%     (i) Energy management services
Williams Bulk Transfer Inc. (e)             Energy       4/27/99          Iowa          100%     (ix) Fuel handling and storage
                                                                                                    facilities services

-----------------------------------------------------------------------------------------------------------------------------------

(a) Industrial Energy Applications Delaware, Inc. owns 90% of Alliant South Texas Pipeline L.P. Industrial Energy Applications Delaware, Inc. is a wholly-owned subsidiary of Industrial Energy Applications, Inc. Industrial Energy Applications, Inc. is a wholly-owned subsidiary of Alliant Energy Industrial Services, Inc. Alliant Energy Industrial Services, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc. Alliant Energy Resources, Inc. is a wholly-owned subsidiary of the registrant, Alliant Energy Corporation.

(b) Industrial Energy Applications, Inc. is a wholly-owned subsidiary of Alliant Energy Industrial Services, Inc. Alliant Energy Industrial Services, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc. Alliant Energy Resources, Inc. is a wholly-owned subsidiary of the registrant, Alliant Energy Corporation.

(c) Alliant Energy Investments, Inc. owns 30% of ReGENco LLC. Alliant Energy Investments, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc. Alliant Energy Resources, Inc. is a wholly-owned subsidiary of the registrant, Alliant Energy Corporation.

(d) Schedin & Associates, Inc. is a wholly-owned subsidiary of Industrial Energy Applications, Inc. Industrial Energy Applications, Inc. is a wholly-owned subsidiary of Alliant Energy Industrial Services, Inc. Alliant Energy Industrial Services, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc. Alliant Energy Resources, Inc. is a wholly-owned subsidiary of the registrant, Alliant Energy Corporation.

(e) Williams Bulk Transfer Inc. is a wholly-owned subsidiary of Alliant Energy Transportation, Inc. Alliant Energy Transportation, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc. Alliant Energy Resources, Inc. is a wholly- owned subsidiary of the registrant, Alliant Energy Corporation.




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:

---------------------------------------------------------------------------------------------------------------------------------
                                                                          Principal
                Company                            Type of                Amount of
                Issuing                            Security               Security                     Person to
               Security                             Issued             (in thousands)           Whom Security was Issued
---------------------------------------------------------------------------------------------------------------------------------
Industrial Energy Applications, Inc.          Money pool borrowings         $459          Alliant Energy Resources, Inc. (1)
Schedin and Associates, Inc.                  Money pool borrowings         $336          Alliant Energy Resources, Inc. (1)
Williams Bulk Transfer Inc.                   Money pool borrowings         $965          Alliant Energy Resources, Inc. (1)

---------------------------------------------------------------------------------------------------------------------------------


(1) Associate company.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended March 31, 2000

Part I -- Transactions performed by reporting companies on behalf of associate companies

----------------------------------------------------------------------------------------------------------------------------------
         Reporting                 Associate                                 Direct       Indirect                      Total
          Company                   Company               Types of           Costs          Costs        Cost of       Amount
         Rendering                 Receiving              Services          Charged        Charged       Capital       Billed
         Services                  Services               Rendered       (in thousands)      (in           (in           (in
                                                                                         thousands)    thousands)    thousands)
---------------------------------------------------------------------------------------------------------------------------------
RMT, Inc.                   Wisconsin Power and     Environmental             $141             $-            $-          $141
                                 Light Co.               consulting

RMT, Inc.                   IES Utilities Inc.      Environmental                2              -             -             2
                                                         consulting

RMT, Inc.                   Alliant Energy          Environmental               18              -             -            18
                            Resources, Inc.              consulting

Williams Bulk Transfer,     Cargill-Alliant LLC     Coal handling              254              -             -           254
     Inc.


----------------------------------------------------------------------------------------------------------------------------------



Part II -- Transactions performed by associate companies on behalf of reporting companies

----------------------------------------------------------------------------------------------------------------------------------
        Associate                 Reporting                                  Direct       Indirect                      Total
         Company                   Company                Types of           Costs          Costs        Cost of       Amount
        Rendering                 Receiving               Services          Charged        Charged       Capital       Billed
        Services                  Services                Rendered       (in thousands)      (in           (in           (in
                                                                                         thousands)    thousands)    thousands)
----------------------------------------------------------------------------------------------------------------------------------
Whiting Petroleum         Alliant Energy Industrial Gas marketing              $83             $-            $-           $83
     Corporation               Services, Inc.

Whiting Petroleum         Industrial Energy         Gas marketing                5              -             -             5
     Corporation               Applications, Inc.

Williams Bulk             Cargill-Alliant L.L.C.    Coal handling              254              -             -           254
     Transfer, Inc.

----------------------------------------------------------------------------------------------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

----------------------------------------------------------------------------------------------------------------------
Total consolidated capitalization as of March 31, 2000 (a)                                $4,912,144          Line 1
----------------------------------------------------------------------------------------------------------------------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           736,822          Line 2
----------------------------------------------------------------------------------------------------------------------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    736,822          Line 3
----------------------------------------------------------------------------------------------------------------------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category 1                                                        1,192
     Energy-related business category 2                                                            -
     Energy-related business category 3                                                            -
     Energy-related business category 4                                                            -
     Energy-related business category 5                                                            -
     Energy-related business category 6                                                            -
     Energy-related business category 7                                                        2,750
     Energy-related business category 8                                                            -
     Energy-related business category 9                                                        9,600
     Energy-related business category 10                                                           -
                                                                                   ___________________________________
          Total current aggregate investment                                                  13,542          Line 4
-----------------------------------------------------------------------------------------------------------------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $723,280          Line 5
----------------------------------------------------------------------------------------------------------- -----------


Investments in gas-related companies:

--------------------------------------------------------------------------------
Total current aggregate investment(categorized by major line
of gas-related business):                                         $-
     Gas-related business category 1                               -
     Gas-related business category 2                        ______________
         Total current aggregate investment                       $-

--------------------------------------------------------------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and notes payable).



ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

 ------------------------------------------------------------------------------------------------------------------------------
                                               Other             Other
             Major Line Of                   Investment       Investment
             Energy-Related                   In Last           In This                     Reason for Difference
                Business                   U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------------------------------------------------------------------------------------------

Energy-related business category 1*              $49,341           $49,341   No change.

Energy-related business category 5*               $8,289            $8,289   No change.

Energy-related business category 6*               $2,569            $2,569   No change.

Energy-related business category 7*              $10,902           $10,902   No change.

Energy-related business category 9*              $22,567            $5,274   (a)  In the first quarter of 2000, Oak Hill
                                                                             Pipeline L.P. made a distribution of $396 to
                                                                             Industrial Energy Applications Delaware, Inc.
                                                                             (b)  In the first quarter of 2000, an analysis of
                                                                             the revenues of Cedar Rapids and Iowa City Railway
                                                                             Company and IEI Barge Services Inc. has revealed
                                                                             these two entities no longer qualify as an
                                                                             "energy-related" company as defined in Rule
                                                                             58(b)(1).
-------------------------------------------------------------------------------------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:
Balance Sheets as of March 31, 2000 (in thousands):

                                                                           Industrial
                                                       Alliant South         Energy           Schedin &       Williams Bulk
                                                      Texas Pipeline     Applications,       Associates,      Transfer Inc.
                                                           L.P.               Inc.              Inc.
                                                      ----------------   ---------------   ----------------  ----------------
Assets:
Property, plant and equipment:
  Other property, plant and equipment                          $8,531            $41,651               $16            $3,165
  Accumulated depreciation                                       (344)            (7,431)               (3)              (59)
                                                      ----------------   ---------------   ----------------  ----------------
    Total property, plant and equipment                         8,187             34,220                13             3,106
Current assets:
  Cash and cash equivalents                                       202                  -               107               (23)
  Receivables                                                     355              8,332               183               206
  Allowance for doubtful accounts                                   -                (10)                -                 -
  Prepayments and other                                            29                119                 -                 -
                                                      ----------------   ---------------   ----------------  ----------------
    Total current assets                                          586              8,441               290               183
Other assets:
  Deferred charges and other                                      111             15,337               383                 -
                                                      ----------------   ---------------   ----------------  ----------------
    Total other assets                                            111             15,337               383                 -
                                                      ----------------   ---------------  ----------------   ----------------
         Total Assets                                          $8,884            $57,998              $686            $3,289
                                                      ----------------   ---------------   ----------------  ----------------
                                                      ----------------   ---------------   ----------------  ----------------
Capitalization and Liabilities:
Capitalization:
  Common stock/Partnership capital                             $7,091             $1,000                $-                $-
  Additional paid in capital                                        -              8,971                 -                 1
  Retained earnings                                             1,633              2,237              (212)              (23)
  Borrowings from money pool                                        -             38,487               734             3,218
                                                      ----------------   ---------------   ----------------  ----------------
    Total capitalization                                        8,724             50,695               522             3,196
Current liabilities:
  Accounts payable                                                 54                328               122                31
  Accrued income taxes                                              -                134                 -                 -
  Accrued other taxes                                             105                  -                 -                 4
  Other                                                             1                228                78                 1
                                                      ----------------   ---------------   ----------------  ----------------
    Total current liabilities                                     160                690               200                36
Deferred credits and other long-term (l-t)
liabilities:
  Other                                                             -              6,613               (36)               57
                                                      ----------------   ---------------   ----------------  ----------------

    Total deferred credits and other l-t liabilities                -              6,613               (36)               57
                                                      ----------------   ---------------   ----------------  ----------------

         Total Capitalization and Liabilities                  $8,884            $57,998              $686            $3,289
                                                      ----------------   ---------------   ----------------  ----------------
                                                      ----------------   ---------------   ----------------  ----------------

Income Statements for the Quarter Ended March 31, 2000 (in thousands):

                                                                           Industrial
                                                       Alliant South         Energy           Schedin &       Williams Bulk
                                                      Texas Pipeline     Applications,       Associates,      Transfer Inc.
                                                           L.P.               Inc.              Inc.
                                                      ----------------   ---------------   ----------------  ----------------
Operating revenues:
  Operating revenues                                          $47,461             $1,496              $152              $254
                                                      ----------------   ---------------   ----------------  ----------------
    Total operating revenues                                   47,461              1,496               152               254
Operating expenses:
  Other operations                                             47,036                913               203               138
  Maintenance                                                      15                 29                 -                16
  Depreciation and amortization                                   106                355                11                44
  Taxes other than income taxes                                    68                 40                 -                 -
                                                      ----------------   ---------------   ----------------  ----------------
    Total operating expenses                                   47,225              1,337               214               198
                                                      ----------------   ---------------   ----------------  ----------------
Operating income/(loss)                                           236                159               (62)               56
Interest and other:
  Interest income/(expense)                                         -               (460)               (9)              (55)
  Other income and (deductions)                                   626                586                 1                 -
                                                      ----------------   ---------------   ----------------  ----------------

    Total interest and other                                      626                126                (8)              (55)
                                                      ----------------   ---------------   ----------------  ----------------
Income/(loss) before taxes                                        862                285               (70)                1
Income tax benefit/(expense)                                        -                602                27                 -
                                                      ----------------   ---------------
                                                                                           ----------------  ----------------
Net income/(loss)                                                $862               $887              $(43)               $1
                                                      ----------------   ---------------   ----------------  ----------------
                                                      ----------------   ---------------   ----------------  ----------------


B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
B-1 Environmental services contract between Wisconsin Power and Light Company and RMT, Inc. dated March 1, 1999 - incorporated by reference to Exhibit B-6 to Alliant Energy
      Corporation's Quarterly Report on Form U-9C-3 for the period ended December 31, 1999.
Copies of other contracts required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).



                                  SIGNATURES



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 30th day of May.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ Daniel A. Doyle            Vice President - Chief Accounting
------------------------------      and Financial Planning Officer
Daniel A. Doyle

                                                                     Exhibit A


                          ALLIANT ENERGY CORPORATION
             222 West Washington Avenue, Madison, Wisconsin 53703

                                 CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854



ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ Daniel A. Doyle      Vice President - Chief Accounting
------------------------     and Financial Planning Officer
Daniel A. Doyle